 Avalon Advanced Materials Inc.: Exhibit 99.1 - Filed by newsfilecorp.com
130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

October 23, 2019                                                                                                                                                                                                        No. 19-06

Avalon signs binding Letter of Intent to earn interest in the Will Scarlett Rare Earths Recovery Project, Illinois, USA

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that it has signed a binding Letter of Intent ("LOI") with a private US company, Coal Strategy Advisors, LLC, ("CSA") to earn up to a 50% interest in the Will Scarlett Rare Earths Recovery Project ("Will Scarlett") located near Marion, Illinois. Will Scarlett is a closed coal mine site where recent geochemical sampling has found elevated levels of rare earth elements (or "REE") and other metallic elements such as cobalt, nickel, lithium, manganese and zinc in mine waste materials.

The rare earths are found at Will Scarlett in the acid mine drainage ("AMD") and in the precipitates generated from lime treatment of the AMD to neutralize the acidity. Sampling of the precipitates and AMD has revealed high concentrations of total rare earth oxides in excess of 500 ppm. Also notable is that, unlike most hardrock rare earth resources, no significant uranium or thorium has been detected associated with the rare earths at Will Scarlett.

The potential for economic recovery of rare earths from coal mine wastes and fly ash has been receiving a lot of study in the United States. This has accelerated recently with the introduction of new US government initiatives to reduce reliance on China as a source of these critical minerals. These unusual occurrences represent an interesting opportunity to create a new primary rare earths supply relatively quickly and at a low cost compared to typical hardrock resources. CSA has made application for funding being made available by the US government for new rare earth supply chain projects.

Avalon and CSA plan to proceed immediately with analytical and process testwork to confirm concentration levels and the most efficient extraction process to recover the rare earths from the AMD and precipitates. Once this is confirmed, a detailed budget for construction of a demonstration plant can be established which will then determine what the Company's share of costs will be to earn its interest in Will Scarlett. Initial analytical testwork is already in progress. Avalon and CSA will enter a formal joint venture agreement once the full scope of work required to advance the project to initial production is determined. Avalon will also be providing its technical expertise to help manage the exploration and development work at the site in collaboration with CSA.

Commented Avalon President and CEO, Don Bubar, "In our research to date on rare earths in coal mine wastes, Will Scarlett stands out as exceptional in terms of the levels of rare earths present in the AMD. Like our East Kemptville Tin Project in Nova Scotia, Will Scarlett provides Avalon with an opportunity to extract value out of previously-mined waste materials at a relatively low cost, and potentially fully remediate the long term environmental liability associated with acid mine drainage at the site."

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements about future development plans, that these occurrences represent an opportunity to create a new primary REE supply relatively quickly and at a low cost compared to typical hardrock resources, that the partners plan to proceed immediately with analytical and process testwork, that a detailed budget for construction of a demonstration plant can be established which will then determine what the Company's share of costs will be to earn its interest in the Project, that the partners will enter a formal joint venture agreement once the full scope of work required to advance the project to initial production is determined, that Avalon will also be providing its technical expertise to help manage the exploration and development work at the site in collaboration with CSA and that Will Scarlett provides Avalon with an opportunity to extract value out of previously-mined waste materials at a relatively low cost, and potentially fully remediate the long term environmental liability associated with acid mine drainage at the site.. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.